Companhia Energética de Minas Gerais — CEMIG

February 7, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:  William H. Thompson
                  Accounting Branch Chief

Re:            Companhia Energética de Minas Gerais — CEMIG
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 1-15224

Dear Mr. Thompson:

Set forth below, please find our response to your letter dated January 24, 2014 relating to CEMIG’s Form 20-F for the year ended December 31, 2012 (the “Form 20-F”).  To assist in the Staff’s review of our response, we precede the response below with the text (in bold type) of the comment as stated in your letter.  We believe that we have replied to your comment in full.  As requested, this letter is being filed on EDGAR as correspondence.

Capitalized terms used in the response set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2012

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

1.                                      We reviewed your response to comment 2 in our letter dated December 16, 2013. We understand that for certain Brazilian entities, ANEEL approval is not required for cash dividends as long as cash dividends do not exceed a dividend threshold (“Dividend Threshold”) equal to the greater of adjusted net income or income reserves available for distribution. We also understand that this Dividend Threshold is established by Brazilian Corporate Law. Please tell us whether you are subject to this or a similar Dividend Threshold. If so, please reconsider comment 2 in our letter dated December 16, 2013.

CEMIG advises the Staff that according to the Brazilian electricity regulatory framework ANEEL approval is not required for cash dividends. As noted in our response letter to the Staff dated January 21, 2014, in accordance with Brazilian Corporate Law CEMIG and its subsidiaries are required to retain 5% of statutory profits in an income reserve (Legal Reserve)

until this reserve represents 20% of capital paid. Therefore, CEMIG may pay up to 95% of its net income as dividends until the legal reserve of its subsidiaries represents 20% of capital paid, and once the 20% requirement is met CEMIG may pay up to 100% of its net income as dividends.

Considering CEMIG’s Legal Reserve recorded as of December 31, 2012, the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earningsrepresent 5% of CEMIG’s consolidated net assets as of December 31, 2012, as demonstrated in the table below. Therefore, as the restricted net assets do not exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, schedule 1 is not required in accordance to Rule 4-08(e)(3) of Regulation S-X and IAS.27.41 (d).

The restricted earnings of CEMIG’s subsidiaries are as follow:

Subsidiaries	Company’s calculation Legal Reserve recorded R$ million

Cemig D	41
Cemig GT	419
Light	51
Cemig Telecom	7
Rosal Energia	8
Sá Carvalho	7
Gasmig	12
Horizontes Energia	4
Usina Térmica Ipatinga	3
Cemig PCH	5
Cemig Capim Branco Energia	1
Companhia Transleste de Transmissão	1
UTE Barreiro	—
Companhia Transudeste de Transmissão	—
Empresa de Comercialização de Energia Elétrica	—
Companhia Transirapé de Transmissão	—
Transchile	—
Efficientia	1
Central Termelétrica de Cogeração	1
Companhia de Transmissão Centroeste de Minas	—
Cemig Trading	—
Empresa Paraense de Transmissão de Energia — ETEP	6
Empresa Norte de Transmissão de Energia — ENTE	12
Empresa Regional de Transmissão de Energia — ERTE	2
Empresa Amazonense de Transmissão de Energia — EATE	28
Empresa Catarinense de Transmissão de Energia — ECTE	2
Axxiom Soluções Tecnológicas	—
Cemig Serviços	—
Parati	1
	614

Total restricted assets	614
Total net assets (12/31/2012)	12.044
Total restricted assets / Total net assets	5	%(1)

(1) - Ratio considering the balance of Income Reserve recorded (and already restricted) in each investee as of December 31, 2012.

*        *        *

As requested in your letter, CEMIG acknowledges the following:

•                                          CEMIG is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          CEMIG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Should you have any questions about the response in this letter, kindly contact our outside counsel, Michael Fitzgerald at (212) 318-6988 or Steven Sandretto at (212) 318-6776.  In addition, we kindly request that any further correspondence also be faxed to CEMIG at (011) (55) (31) 3506-5025.

Very truly yours,

/s/ Luiz Fernando Rolla
Luiz Fernando Rolla
Chief Officer for Finance and Investor Relations